Exhibit 99.1

FAIRFAX News Release

TSX Stock Symbol: FFH and FFH.U

TORONTO, April 18, 2022

FAIRFAX ANNOUNCES HYBRID ANNUAL SHAREHOLDERS’ MEETING DETAILS

Fairfax Financial Holdings Limited (“Fairfax”) (TSX: FFH and FFH.U) announces additional details regarding its upcoming annual shareholders’ meeting. The hybrid meeting will be held both in-person and virtually, as originally announced, on April 21, 2022 and will commence at 9:30 a.m. Eastern Time, with the formal annual meeting and a presentation by Prem Watsa, Fairfax’s Chairman and CEO, followed by a Q&A session, all of which will be webcast in real time. Following are additional details relating to attendance in person, as well as instructions on how to access this webcast and to submit questions in advance for the Q&A.

Due to the ongoing sixth wave of COVID-19, and in order to ensure the safety of our guests, those attending the meeting in person are strongly encouraged to wear a mask while in attendance, other than while eating or drinking. In addition, and as previously announced, all guests will be required to either provide proof of their double vaccination status or proof of their active medical exemption.

Registered shareholders and duly appointed proxyholders will be able to attend and vote at the meeting in real time through a web-based platform at https://web.lumiagm.com/407755318. Shareholders are encouraged to access the webcast of the meeting early, access for which will commence at 8:30 a.m. Eastern Time on Thursday, April 21, 2022. Additional instructions may be found in Fairfax’s management proxy circular as well as in our virtual AGM user guide which has been posted on our website at: https://s1.q4cdn.com/579586326/files/doc_downloads/2022/FAIRFAX-FINANCIAL_Lumi-AGM-Virtual-Meeting-Guide-ISSUERS-CA-EN_V2.pdf. Shareholders are encouraged to vote by proxy in advance of the meeting by one of the methods described in the proxy circular.

Questions can also be submitted in advance by e-mailing them to FairfaxAGM2022@shareholderservices.ca. These questions, in addition to those being sent live through the platform during the meeting, will be received by Fairfax’s moderator, Jeff Stacey, Chairman and CEO, Stacey Muirhead Capital Management Ltd., who will facilitate the Q&A session.

Fairfax is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management.

For further information contact:           John Varnell, Vice President, Corporate Development, at (416) 367-4941